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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monroe Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 W. Erie Street, Suite 410
(No. and Street)

Chicago (City) Illinois (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Kanter or Craig Carlino (312) 327-2533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue (Address) Rochester (City) New York (State) 14624-3033 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monroe Securities, Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF: ILLINOIS
COUNTY OF: COOK
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25TH DAY OF MAY, 2005
BY CRAIG CARLINO

Malgorzata Cichecki
Notary Public

[Signature]
Signature

CFO
Title

OFFICIAL SEAL
MALGORZATA CICHECKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Accountants on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Monroe Securities, Inc.

We have audited the statements of financial condition of Monroe Securities, Inc. (Company) as of March 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year ended March 31, 2005 and for the period from inception (June 24, 2003) to March 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monroe Securities, Inc. (Company) as of March 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended March 31, 2005 and for the period from inception (June 24, 2003) to March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Monroe Securities, Inc. (Company) is a 100% owned subsidiary of Monroe Securities Holdings, Inc.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

May 6, 2005

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Monroe Securities, Inc.

We have audited the statement of financial condition of Monroe Securities, Inc. (Predecessor) as of March 31, 2003 (not presented herein), and the related statements of income, changes in shareholders' equity, and cash flows for the period from April 1, 2003 to June 23, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monroe Securities, Inc. (Predecessor) as of March 31, 2003, and the results of its operations and its cash flows for the period from April 1, 2003 to June 23, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Monroe Securities, Inc. (Predecessor) was a 52% owned subsidiary of 3C General Corp.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

April 27, 2004

MONROE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2005 AND 2004

ASSETS

	COMPANY	
	2005	2004
Cash	$ 368,899	$ 456,674
Receivable from brokers and dealers	1,602,617	2,512,756
Securities in firm account, at market	1,992,018	1,721,949
Investment in limited partnership	806,896	-
Securities held for investment	-	1,265,828
Property and equipment, net	78,027	77,137
Restricted deposits	250,000	100,008
Other assets	1,000	1,682
Goodwill	4,783,873	4,783,873
Total assets	$ 9,883,330	$ 10,919,907

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Liabilities:		
Accounts payable and other liabilities	$ 109,962	$ 99,608
Securities sold but not yet purchased	189,175	304,308
Income taxes payable	72,817	247,463
Deferred compensation	36,893	-
Deferred tax liability	49,220	44,470
Total liabilities	458,067	695,849
Shareholders' equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	8,800,600	8,800,600
Retained earnings	616,985	1,389,127
Accumulated other comprehensive income	-	26,653
Total shareholders' equity	9,425,263	10,224,058
Total liabilities and shareholders' equity	$ 9,883,330	$ 10,919,907

See accompanying notes to financial statements

MONROE SECURITIES, INC.
STATEMENTS OF INCOME

	COMPANY		PREDECESSOR
	April 1, 2004 - March 31, 2005	June 24, 2003 - March 31, 2004	April 1, 2003 - June 23, 2003
Revenue:			
Income on securities transactions, net	$ 5,046,772	$ 4,227,508	$ 936,263
Interest, dividends and other income	197,715	604,356	184,463
Commissions	75,387	14,616	4,439
Total revenue	5,319,874	4,846,480	1,125,165
Expenses:			
Compensation and benefits	1,693,758	1,219,009	128,780
Technology and subscriptions	595,988	461,268	114,831
Occupancy	118,111	120,395	27,631
Other operating expenses	152,263	125,579	24,218
Professional fees	36,144	26,379	1,539
Total expenses	2,596,264	1,952,630	296,999
Income before provision for income taxes	2,723,610	2,893,850	828,166
Provision for income taxes	1,004,882	964,533	281,195
Net income	$ 1,718,728	$ 1,929,317	$ 546,971

See accompanying notes to financial statements

MONROE SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FROM INCEPTION (JUNE 24, 2003) TO MARCH 31, 2004
AND FOR THE YEAR ENDED MARCH 31, 2005

COMPANY

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, June 24, 2003	$ 7,678	$22,484,862	$ -	$ -	$ 22,492,540
Net income for the period ended March 31, 2004	-	-	1,929,317	-	1,929,317
Other comprehensive income, net of tax	-	-	-	26,653	26,653
Dividends paid	-	(13,684,262)	(540,190)	-	(14,224,452)
Balance, March 31, 2004	7,678	8,800,600	1,389,127	26,653	10,224,058
Net income for the period ended March 31, 2005	-	-	1,718,728	-	1,718,728
Other comprehensive loss, net of tax	-	-	-	(26,653)	(26,653)
Dividends paid	-	-	(2,490,870)	-	(2,490,870)
Balance, March 31, 2005	$ 7,678	$ 8,800,600	$ 616,985	$ -	$ 9,425,263

See accompanying notes to financial statements

MONROE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM APRIL 1, 2003 TO JUNE 23, 2003

PREDECESSOR

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, April 1, 2003	$ 7,678	$ 219,169	$ 16,934,849	$17,161,696
Net income for the period from April 1, 2003 to June 23, 2003	-	-	546,971	546,971
Balance, June 23, 2003	$ 7,678	$ 219,169	$ 17,481,820	$17,708,667

See accompanying notes to financial statements

MONROE SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	COMPANY		PREDECESSOR
	April 1, 2004 - March 31, 2005	June 24, 2003 - March 31, 2004	April 1, 2003 - June 23, 2003
Cash flows from operating activities:			
Net income	$ 1,718,728	$ 1,929,317	$ 546,971
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	28,956	18,226	-
Deferred taxes	21,790	14,530	-
Decrease (increase) in receivable from brokers and dealers	910,139	865,891	(619,506)
Decrease (increase) in securities in firm account and investment in partnership	(1,076,965)	12,130,718	32,866
Decrease (increase) in prepaid income taxes	-	-	137,735
Decrease (increase) in other assets	(149,310)	7,310	(9,000)
Increase (decrease) in accounts payable and other liabilities	10,354	63,695	1,711
Increase (decrease) in securities sold but not yet purchased	(115,133)	304,308	(73,137)
Increase (decrease) in income taxes payable	(174,646)	16,003	231,460
Increase (decrease) in deferred compensation	36,893	-	-
Total adjustments	(507,922)	13,420,681	(297,871)
Net cash provided by (used in) operating activities	1,210,806	15,349,998	249,100
Cash flows from investing activities:			
Disposition of securities held for investment	1,222,135	-	-
Acquisition of securities held for investment	-	(1,222,135)	-
Acquisition of property and equipment	(29,846)	(42,040)	-
Net cash provided by (used in) investing activities	1,192,289	(1,264,175)	-
Cash flows from financing activities:			
Dividends paid	(2,490,870)	(14,224,452)	-
Net cash provided by (used in) financing activities	(2,490,870)	(14,224,452)	-
Net increase (decrease) in cash	(87,775)	(138,629)	249,100
Cash - beginning	456,674	595,303	346,203
Cash - ending	$ 368,899	$ 456,674	$ 595,303
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 1,019,500	$ 952,000	$ -
Cash paid for interest	$ 199	$ 124	$ -

See accompanying notes to financial statements

1. THE COMPANY

Monroe Securities, Inc. is a securities broker/dealer engaged in the purchase and sale of securities, who executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis.

Prior to June 24, 2003, Monroe Securities, Inc. (Predecessor) was a 52% owned subsidiary of 3C General Corp. (3CG). In a series of transactions commencing on June 23, 2003, Monroe Securities Holdings, Inc. (MSHI) acquired all of the outstanding common stock of the Predecessor and 3CG. As a result, Monroe Securities, Inc. (Company) became a wholly owned subsidiary of Monroe Securities Holdings, Inc.

The aggregate purchase price was $22,492,540, which includes notes payable from MSHI to the sellers in the amount of $8,725,211 (see Note 10), a distribution of securities in the amount of $4,876,493, and the balance paid in cash. The fair values of the assets acquired and liabilities assumed in connection with the acquisition have been recorded in the financial statements of the Company. The new basis of accounting was established on June 24, 2003. The following table summarizes this activity:

Current assets (including securities of $13,852,667)	$17,826,617
Property and equipment	53,323
Other assets	109,000
Goodwill	4,783,873
	22,772,813
Liabilities	(280,273)
Net assets acquired	$22,492,540

Disclosures in these financial statements represent the Company for the year ended March 31, 2005 and for the period from inception (June 24, 2003) to March 31, 2004, and the Predecessor for the period from April 1, 2003 to June 23, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Income Recognition - Securities transactions are recorded on the settlement date which is not materially different from trade date accounting as required by accounting principles generally accepted in the United States of America. Commissions, dividend and interest income, and expenses are reflected in the financial statements as of the trade date.

Receivable from Brokers and Dealers - The Company has a receivable that arose from trading activity with its Clearing Broker. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exist with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account consist primarily of corporate stocks and are stated at current market values as determined by management. The Company primarily transacts in securities in thinly traded markets. Accordingly, management uses various parameters to calculate market values. These estimated current market values may differ from the values that would have been used had a ready market for the securities existed. Unrealized gains and losses are included in income on securities transactions in the statement of income. Realized gains and losses are computed based on the difference between sales proceeds received and original cost.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Gains and losses on securities in firm account were as follows:

	April 1, 2004 - March 31, 2005	June 24, 2003 - March 31, 2004	April 1, 2003 - June 23, 2003
Unrealized gains (losses)	$ 293,399	$ (17,113)	$ 264,119
Net realized gains	$4,646,477	$4,244,621	$ 672,144

Securities Held for Investment - Securities held for investment consist primarily of thinly traded corporate stocks and are stated at current market value as determined by management. The Company classifies these securities as "available for sale". Realized gains and losses are included in earnings. Unrealized holding gains and losses are reported net of tax in other comprehensive income.

At March 31, 2004, securities held for investment had a current market value of $1,265,828, a cost of $1,222,135 and a total unrealized gain of $43,693. All of these securities were sold as of March 31, 2005.

Property and Equipment - Property and equipment are recorded at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 5 to 39 years.

Restricted Deposits - Restricted deposits represent the minimum balances required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Goodwill - Goodwill is not being amortized, but is tested annually as of March 31 or sooner, if deemed necessary, for potential impairment. As of March 31, 2005 and 2004, annual testing resulted in no impairment. None of the amount allocated to goodwill will be amortized for tax purposes.

Income Taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Credit risk with respect to this receivable is minimized as certain losses are insured by SIPC and excess SIPC coverage. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the investment securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

investment securities will occur in the near term and that such changes could materially affect the amounts reported in these financial statements.

3. INVESTMENT IN LIMITED PARTNERSHIP

The investment in limited partnership represents an interest in Siena Capital Partners I, LP, which is not readily marketable. The partnership holds a diversified portfolio of securities, consisting primarily of bank stocks that trade in the over-the-counter markets. The limited partnership interest is stated at estimated fair value at March 31, 2005. Appreciation in the partnership interest in the amount of $106,896 has been recorded for the year ended March 31, 2005. The Company has committed to invest $1,000,000 in the partnership. As of March 31, 2005, the Company has invested $700,000. The general partner and investment advisor of Siena Capital Partners I, LP is related to Monroe Securities, Inc. (See Note 8).

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	March 31, 2005	March 31, 2004
Computer equipment, furniture and fixtures	$ 86,127	$ 63,265
Software	35,291	28,307
Leasehold improvements	3,791	3,791
	125,209	95,363
Less: Accumulated depreciation	47,182	18,226
	$ 78,027	$ 77,137

5. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1, the net capital rule, under the Securities Exchange Act of 1934. On March 31, 2005, the Company had net capital of $2,741,081 against a net capital requirement of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .0981 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	April 1, 2004 - March 31, 2005	June 24, 2003 - March 31, 2004	April 1, 2003 - June 23, 2003
Currently payable - federal	$ 783,939	$ 749,458	$ 224,940
Currently payable - state	199,153	200,545	56,255
Deferred	21,790	14,530	-
	$1,004,882	$ 964,533	$ 281,195

6. INCOME TAXES, Continued

The actual income tax provision differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes and the effects of the dividends received deduction. The deferred tax expense is a result of the tax effect of depreciation, deferred compensation expense, and investment in limited partnership income differences for financial statement and tax purposes for the year ending March 31, 2005. Prior to April 1, 2004, the deferred tax expense was a result of the tax effect of depreciation expense differences for financial statement and tax purposes. The Company began filing consolidated tax returns with its parent, starting with the period from inception (June 24, 2003) to March 31, 2004, and records its share of the consolidated tax expense on a separate return basis.

7. EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

Employer contributions were as follows:

April 1, 2004 - March 31, 2005	June 24, 2003 - March 31, 2004	April 1, 2003 - June 23, 2003
$ 6,928	$ 2,278	$ 338

Effective April 1, 2004, the Company instituted a non-qualified Deferred Compensation Plan for key employees. The Deferred Compensation Plan is not intended to be a qualified plan under the provisions of the Internal Revenue Code. It is intended to be unfunded and, therefore, all compensation deferred under the Plan is held by the Company and commingled with its general assets. The amount charged to expense in connection with the Plan was $36,893 for the year ended March 31, 2005.

8. RELATED PARTY TRANSACTIONS

The Company rented its Rochester, New York office space under an informal agreement through November, 2003 from two individuals that were officers/shareholders until June 23, 2003.

Beginning in June, 2003, the Company rented its Chicago, Illinois office space under an informal agreement from Ravenswood Capital Management, LLC, an entity wholly owned by the two shareholders of Monroe Securities Holdings, Inc.

Rental expense under these informal agreements were as follows:

	April 1, 2004 - March 31, 2005	June 24, 2003 - March 31, 2004	April 1, 2003 - June 23, 2003
Rochester, New York	$ -	$ 22,936	$ 16,990
Chicago, Illinois	59,515	53,503	3,750
	$ 59,515	$ 76,439	$ 20,740

8. RELATED PARTY TRANSACTIONS, Continued

The Company also paid consulting fees to Ravenswood Capital Management, LLC for general management as follows:

April 1, 2004 - March 31, 2005	June 24, 2003 - March 31, 2004	April 1, 2003 - June 23, 2003
$ 734,755	$ 550,760	$ 29,750

Monroe Securities, Inc. holds a limited partnership interest in Siena Capital Partners I, LP (SCPI, LP). The general partner and investment advisor of SCPI, LP is Siena Capital Management I, LLC (SCMI, LLC). SCMI, LLC is owned by the shareholders of Monroe Securities Holdings, Inc., the parent company of Monroe Securities, Inc. SCPI, LP purchased its initial portfolio of securities from Monroe Securities, Inc. and utilizes the Company as a broker/dealer. The Company recognized $159,872 of income on the sale of the initial portfolio to SCPI, LP and recognized income on other security transactions with SCPI, LP during the year ending March 31, 2005 in the amount of $66,141.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk pursuant to securities transactions can be directly impacted by volatile trading markets. The Company's policy is to monitor its market exposure risk.

10. COMMITMENTS

The Company entered into a lease agreement with an unrelated party for its Rochester, New York office effective December, 2003. Under the terms of the agreement, the Company is required to pay $1,000 per month rent for a two year period.

As discussed in Note 1, the Company is a wholly owned subsidiary of Monroe Securities Holdings Inc, (MSHI). In connection with the acquisition of the Company, MSHI issued four notes payable in the amount of $8,725,211. Two of the notes, aggregating $4,034,730, require monthly payments in aggregate of $50,000, including interest at 6.25%, and mature in October, 2012. The other two notes, aggregating $4,690,481, bear interest at 8.25% and require quarterly payments based upon the revenue of the Company. It is anticipated that payments against these latter two notes will aggregate approximately $173,100 per quarter. These notes mature on December 31, 2013. It is anticipated that cash distributions from the Company to MSHI will be made to meet the debt service requirements.

The Company does not guarantee the debt nor has it pledged any assets. However, the outstanding common stock of the Company has been pledged by MSHI as collateral in connection with the notes payable discussed above.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Shareholders
Monroe Securities, Inc.

Our report on our audit of the basic financial statements of Monroe Securities, Inc. as of March 31, 2005 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

May 6, 2005

MONROE SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2005

1.	Total ownership equity from Statement of Financial Condition	$ 9,425,263
2.	Deduct ownership equity not allowable for Net Capital	-
3.	Total ownership equity qualified for Net Capital	9,425,263
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	9,425,263
6.	Deductions and/or charges:	
	A. Total non allowable assets from Statement of Financial Condition	(6,389,608)
	B Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	3,035,655
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	(294,574)
	D. Undue Concentration	-
	E. Other	-
10.	Net Capital	$ 2,741,081

MONROE SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2005
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 17,935
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 1,000,000
13.	Net capital requirement (greater of line 11 or 12)	$ 1,000,000
14.	Excess net capital (line 10 less line 13)	$ 1,741,081
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 2,714,192

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition	$ 268,892
17.	Add: A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 268,892
20.	Percentage of aggregate indebtedness to net capital (Line 19 divided by line 10)	9.81%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Monroe Securities, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,616,479
Adjustments made to income and expense accounts which increased ownership equity	124,602
Excess net capital per this computation	$ 1,741,081

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholders
Monroe Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monroe Securities, Inc. (Company) for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

May 6, 2005